Filed by Snyder’s-Lance, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

(Commission File No. 000-51439)

The following information was provided to employees of Snyder’s-Lance, Inc.

To:	All Associates

From:	Gail Sharps Myers
Vice President, Chief General Counsel and Secretary

Date:	October 28, 2015

PRE-ACQUISITION ANTITRUST GUIDELINES

Until the closing of the potential transaction, Snyder’s-Lance and Diamond must remain competitors and are subject to the same constraints that apply to competitors in the absence of the agreement. In addition, until government antitrust clearances have been obtained, an acquiring party is not permitted to begin to direct the operations of the company that it seeks to acquire or begin actively integrating the operations of the parties’ respective businesses (so-called “gun jumping”). The following guidelines are intended to provide you with information and “Do’s and Don’t’s” to help you and the company avoid raising antitrust and gun jumping issues. Failure to follow these guidelines may interfere with the closing of a potential transaction and could result in civil or criminal sanctions.

•	There can be no discussions, agreements, understandings, or information exchanges that would eliminate or reduce competition between Snyder’s-Lance and Diamond before the transaction is completed. The parties cannot agree that one party will not bid, agree to allocate customers, divide geographic markets, or agree to fix prices. The parties also may not agree upon nor even discuss confidential information on prospective arrangements with customers.

•	Authorized integration teams working in the pre-closing period may develop plans and procedures for the integration of operations that will take place after the completion of the transaction, subject to prior consultation with the Legal Department and outside antitrust counsel. Ad hoc or otherwise unauthorized transition or integration planning activities are not permitted.

•	Information that Snyder’s-Lance and Diamond ordinarily would not disclose to the public or to one another must not be disclosed, except after consultation with the Legal Department or outside counsel. If certain information is necessary for integration planning efforts, it is recommended that the parties exchange competitively sensitive information that is historical and aggregated only. Examples of competitively sensitive information that should not be disclosed include: current and future prices and other commercial terms; customer lists and other customer-specific information; marketing intentions and business plans; product development plans.

•	Non-public information received by any integration personnel may not be disclosed to others within the companies who could use it for sales, marketing, or any other competitive purpose.

•	Predictions about market share, competitive strategy, customer/supplier relationships, and pricing policies of the newly combined entity should not be made to customers, suppliers, or the public without prior review by the Legal Department or outside counsel.

Bearing in mind the general principles explained above:

DO	continue to compete vigorously with Diamond and all other competitors.

DO	ask yourself whether you would take the action you are contemplating if there were no acquisition agreement in place.

DO	make certain that current and future prices, customer lists, marketing plans, cost information, and customer and supplier contracts and proposals, are not disclosed or exchanged.

DO	continue to make unilateral decisions that are in the best interest of your company. Consult with the Legal Department or outside counsel before taking any action or making any decision that is based on the assumption that the acquisition will be consummated.

DO	realize that even unilateral conduct taken by Snyder’s-Lance and Diamond before the closing may appear questionable (such as one party bidding and the other party declining to bid where each company otherwise would be expected to bid). Realize that matters could be made worse by having any discussions with the other party about future business.

DO	check with the Legal Department before you undertake any action you consider questionable. Employees should immediately report any actual or attempted violations of these guidelines to the Legal Department.

DON’T	discuss current or future prices, costs, marketing plans or future business plans.

DON’T	discuss market conditions that present common problems or challenges for both companies.

DON’T	bid jointly on projects, or solicit or deal jointly with customers without the advance approval of the Legal Department and outside antitrust counsel.

DON’T	issue orders to the other party, or try to coordinate marketing, personnel, or other operations of the other party.

DON’T	implement any management or personnel changes at the behest or suggestion of the other party.

DON’T	consolidate business activities prior to the consummation of the acquisition. Do not integrate programs, systems, operations or assets until the transaction is complete.

Questions:	Contact Gail Sharps Myers at gsharpsmyers@snyderslance.com (with copy to Alison Foster at afoster@snyderslance.com)

Cautionary Information about Forward Looking Statements

This communication contains statements which may be forward looking within the meaning of applicable securities laws. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions.  The statements include the expected completion of the acquisition of Diamond Foods, Inc. (“Diamond”), the time frame in which the acquisition will occur, and the expected benefits to Snyder’s-Lance, Inc. ( the “Company”) from completing the acquisition. The statements are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include, among other things, that regulatory approval of the proposed acquisition or other conditions to the closing of the deal may not be satisfied; the potential impact on the business of Diamond of the announcement of the proposed acquisition; the risk as to the trading price of common stock to be issued by the Company in the proposed transaction relative to the trading price of shares of Diamond common stock; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the transaction; the successful integration and realization of the anticipated benefits and synergies from the proposed acquisition; the ability of the Company to achieve its strategic initiatives; and general economic conditions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. In addition, actual results are subject to other risks and uncertainties that relate more broadly to the overall businesses of the Company or Diamond, including those more fully described in the Company’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter ended July 4, 2015, and those more fully described in Diamond’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015.

This report also includes projections regarding future revenues, earnings and other results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties.  Factors that could cause actual results to differ include general economic conditions; volatility in the price or availability of inputs, including raw materials, packaging, energy and labor; price competition and industry consolidation; changes in our top retail customer relationships; failure to successfully integrate acquisitions; loss of key personnel; failure to execute and accomplish our strategy; concerns with the safety and quality of certain food products or ingredients; adulterated, misbranded or mislabeled products or product recalls; disruption of our supply chain or information technology systems; improper use of social media; changes in consumer preferences and tastes or inability to innovate or market our products effectively; reliance on distribution through a significant number of independent business owners; protection of our trademarks and other intellectual property rights; impairment in the carrying value of goodwill or other intangible assets; new regulations or legislation; interest and foreign currency exchange rate volatility; and the interests of a few individuals who control a significant portion of our outstanding shares of common stock may conflict with those of other stockholders, which have been discussed in greater detail in the Company’s most recent Form 10-K, the Company’s definitive proxy statement filed with the SEC on April 1, 2015 and other reports filed with the SEC.

Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statement as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between the Company and Diamond. The proposed transaction will be submitted to the stockholders of the Company and Diamond for their consideration. In connection with the issuance of common stock of the Company in the proposed transaction, the Company will file with the SEC a Registration Statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed transaction and each of the Company and  Diamond plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Diamond and Company stockholder entitled to vote at the special meetings in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the joint proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from the Company’s website (www.snyderslance.com) under the link “Investor Relations” and then under the tab “Financial Information” then “SEC Filings” or by directing a request to the Company’s investor relations officer at (704) 557-8386 and, in the case of Diamond, by directing a request to Katie Turner at (415) 230-7952.

Participants in the Solicitation

The Company, Diamond and certain of their respective directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Diamond stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about Diamond’s executive officers and directors in Diamond’s definitive proxy statement filed with the SEC on November 26, 2014. You can also obtain free copies of these documents from Diamond using the contact information above. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2015 and in its Annual Report on Form 10-K filed with the SEC on March 4, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. You can also obtain free copies of these documents from the Company using the contact information above.